American Outdoor Brands, Inc. (AOUT)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Vote for Proposal 4 – Elect Each Director Annually

The background on Proposal 4 is that American Outdoor Brands management did not think that it needed to publish Proposal 4 because it thought it could win a no action request to omit Proposal 4 but then failed to submit a no action request. AOUT would have needed to submit a no action request in May 2022 and such a no action request would have immediately been public record.

Proposal 4 is an opportunity to highlight that management could have initiated transition to annual election of each director in a single election cycle but chose to delay the process over 3-years. The intent of Proposal 4 was for AOUT to transition to annual election of each director in a single election cycle.

However there is an unfortunate precedent to allow such a proposal for a one-year transition to be omitted from the annual meeting proxy and meanwhile a proposal for a 3-year transition cannot be omitted. Thus a vote for Proposal 4 could be considered a vote for transition to annual election of each director in one election cycle – the intent of Proposal 4.

Proposal 4 is also an opportunity to highlight that on August 7, 2022, AOUT entered into a cooperation agreement with Engine Capital:

Engine Capital withdrew its candidates for election to the AOUT Board of Directors at the 2022 annual meeting of stockholders. In addition, the Board expanded the size of the Board from 6 to 7 directors, and appointed Bradley Favreau to the Board. Mr. Favreau will be appointed to the Compensation Committee of the Board. The Cooperation Agreement also provides for director replacement rights prior to the termination of the Cooperation Agreement.
Source:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1808997/000156459022028465/aout-8k_20220807.htm <https://www.sec.gov/ix?doc=/Archives/edgar/data/1808997/000156459022028465/aout-8k_20220807.htm

Vote for Proposal 4 – Elect Each Director Annually

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.